Exhibit 99.1

FOR IMMEDIATE RELEASE:

Afya Limited Announces Medical School Authorization - Bragança-PA

September 30, 2019 – Afya Limited, or Afya (Nasdaq: AFYA) today announced that the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) authorized the operation of the medical school in Bragança in the State of Pará.

The authorization contributed 50 medical seats to Afya, increasing Afya’s total medical school seats to 1,572.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities.

Contact: Investor Relations: ir@afya.com.br